January 14, 2014	News Release 14–01

SILVER STANDARD PROVIDES 2013 PRODUCTION RESULTS
AND ISSUES 2014 GUIDANCE
VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI) (TSX: SSO) (“Silver Standard”) provides its 2013 operational update for the Pirquitas mine in Jujuy, Argentina and announces production and cost guidance for 2014.

2013 Operating Highlights:

▪	Delivered strong silver production: Produced 8.2 million ounces of silver in 2013, including 2.3 million ounces in the fourth quarter, the highest quarterly production for the year.

▪	Achieved record zinc production: Produced 27.0 million pounds of zinc in 2013, including a record 10.3 million pounds in the fourth quarter, exceeding annual zinc production guidance.

▪
Completed transition to the San Miguel Phase 2 open pit: As mining in the fourth quarter occurred in the Phase 2 open pit, the major transition is largely complete, leading to lower future strip ratios.

▪	Enhanced operating performance through our restructuring program: Milled 4,316 tonnes per day on average during 2013, 8% above nominal design. Silver recovery averaged 75% during the year.
“2013 was another successful year for Pirquitas, capped off by a great fourth quarter,” said John Smith, President and CEO. “Our team continued to deliver strong silver production and sales and achieved record zinc production. Equally important are the cost restructuring program and our investments in the mine that showed clear results through 2013 and have repositioned the asset. In 2014, we will continue to drive operational effectiveness aimed at further optimizing the mine and strengthening our platform for the future.“

Summary of Mine Operating Statistics

		Q4 2013	Q3 2013	% Change	FY 2013
Total material mined	Kt	4,277	4,465	(4.20)%	17,423
Ore milled	Kt	420	394	6.6%	1,575
Silver mill feed grade	g/t	228	215	6.0%	217
Zinc mill feed grade	%	2.12	1.91	11.0%	1.63
Silver recovery	%	73.9	74.6	(0.90)%	74.9
Zinc recovery (zinc concentrate)%		53	47	12.8%	48
Silver produced	‘000 oz	2,281	2,028	12.5%	8,216
Zinc produced (zinc concentrate)	‘000 lbs	10,307	7,818	31.8%	27,037
Silver sold	‘000 oz	2,499	1,969	26.9%	8,693
Zinc sold (zinc concentrate)	‘000 lbs	14,208	4,952	186.9%	23,524
Note: Percent changes are calculated using rounded numbers presented in the table.

Mine Operations

The Pirquitas mine produced 2.3 million ounces of silver during the fourth quarter of 2013, which is a 12.5% quarter-on-quarter improvement and reflects higher average head grade and mill throughput. During 2013, the mine produced 8.2 million ounces of silver, lower than the 8.6 million ounces produced in 2012, mainly due to more oxidized and transitional ore in the mill feed. Silver concentrate sales totaled 2.5 million ounces for the fourth quarter of 2013 and 8.7 million ounces of silver for the year.

The Pirquitas mine produced 10.3 million pounds of zinc in zinc concentrate in the fourth quarter of 2013, a 31.8% quarter-on-quarter improvement and the highest quarterly zinc production result in the history of the mine. In 2013, Pirquitas produced record 27.0 million pounds of zinc in zinc concentrate, reflecting higher zinc grades as we mined more of the zinc-rich Potosi area of the San Miguel open pit, combined with improved recoveries.

Approximately 420,000 tonnes of ore were milled during the fourth quarter of 2013, compared to 394,000 tonnes in the third quarter of 2013. Ore was milled at an average rate of 4,567 tonnes per day during the quarter, 14.2% above the mill’s nominal design. This compares to an average milling rate of 4,283 tonnes per day in the third quarter. The fourth quarter mill processing rate demonstrates the return to average annual mill rates comparable to 2012.

Ore milled during the fourth quarter of 2013 contained an average silver grade of 228 g/t, compared to 215 g/t reported in the third quarter, as the Phase 2 transition progressed to completion. The average fourth quarter silver recovery rate of 73.9% was largely in line with the third quarter recovery rate of 74.6%, with average recovery of 74.9% in 2013.

2014 Outlook

Silver Standard’s production and cost guidance for 2014 is:

▪	Produce and sell 8.2 to 8.6 million ounces of silver.

▪	Produce and sell 25 to 30 million pounds of zinc.

▪	Cash costs of between $12.50 and $13.50 per payable ounce of silver sold.

▪	Capital expenditures of $15 million at Pirquitas, including $6 million for tailings facility expansions.

▪	Capitalized stripping costs at Pirquitas of $5 million.

▪	Exploration and development expenditures of $22 million, including:

▪	Mexico projects: $8.5 million

▪	Peru projects: $7.5 million

▪	Argentina, Canada and United States projects: $6 million

Qualified Person
The scientific and technical data contained in this news release has been reviewed and approved by the following Qualified Person (“QP”) under Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), who consents to having his name included in this news release.

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Andrew W. Sharp, BEng., FAusIMM: Mr. Andrew W. Sharp, who has been employed as Vice President, Technical Services with Silver Standard since September 2011, is the QP responsible for the technical content of this news release.

SOURCE: Silver Standard Resources Inc.
For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, B.C.
N.A. toll-free: (888) 338-0046
All others: (604) 689-3846
E-Mail: invest@silverstandard.com

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Cautionary Note Regarding Forward-Looking Statements:
Statements in this news release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: future production of silver and other metals; future costs of inventory and cash costs per payable ounce of silver; the prices of silver and other metals; the effects of laws, regulations and government policies affecting our operations or potential future operations; future successful development of our projects; the sufficiency of our current working capital, anticipated operating cash flow or our ability to raise necessary funds; estimated production rates for silver and other payable metal produced by us; timing of production and the cash and total costs of production at the Pirquitas mine; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from our mining projects including future sales of the metals, concentrates or other products produced by us; and our plans and expectations for our properties and operations.
These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production and cost estimates for the Pirquitas mine, the Pitarrilla project and the San Luis project; future development risks, including start-up delays and operational issues; our ability to replace Mineral Reserves; our ability to obtain adequate financing for further exploration and development programs; commodity price fluctuations; the possibility of future losses; general economic conditions; the recoverability of our interest in Pretium Resources Inc. (“Pretium”), including the price of and market for Pretium's common shares; counterparty and market risks related to the sale of our concentrates and metals; political instability and unexpected regulatory change; potential export tax on production from the Pirquitas mine; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; uncertainty in acquiring additional commercially mineable mineral rights; lack of suitable infrastructure or damage to existing infrastructure; our revenue being derived from a single operation; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits we have obtained; increased costs and restrictions on operations due to compliance with environmental laws and regulations; reclamation requirements for our exploration properties; unpredictable risks and hazards related to the development and operation of a mine or mine property that are beyond our control; governmental regulations, including environmental regulations; non-compliance with anti-corruption laws; complying with emerging climate change regulations and the impact of climate change; uncertainties related to title to our mineral properties and the ability to obtain surface rights; our insurance coverage; civil disobedience in the countries where our properties are located; operational safety and security risks; actions required to be taken by us under human rights law; currency fluctuations; competition for mining services and equipment; competition in the mining industry for properties, qualified personnel and management; shortage or poor quality of equipment or supplies; our ability to attract and retain qualified management to grow our business; compliance with the requirements of the Sarbanes-Oxley Act of 2002; our adoption of IFRIC 20; tightened controls over the VAT collection process in Argentina; increased regulatory compliance costs related to the Dodd-Frank Wall Street Reform and Consumer Protection Act; conflicts of interest that could arise from some of our directors' and officers' involvement with other natural resource companies; claims and legal proceedings, including adverse rulings in current or future litigation against us and/or our directors or officers; potential difficulty in enforcing judgments or bringing actions against us or our directors or officers outside Canada and the United States; certain terms of our convertible notes; and those other various risks and uncertainties identified under the heading “Risk Factors” in our most recent Form 40-F and Annual Information Form filed with the U.S. Securities and Exchange Commission (the “SEC”) and Canadian securities regulatory authorities.
This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits including obtaining the necessary surface rights for the lands required for successful project permitting, construction and operation of the Pitarrilla project, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms and our ability to continue operating the Pirquitas mine. You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management's assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.
Cautionary Note to U.S. Investors:
This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made.

Cautionary Note Regarding Non-GAAP Measures:
This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards ("IFRS"), including cost of inventory, cash costs and total costs per payable ounce of silver sold and adjusted net income (loss) and adjusted basic earnings (loss) per share. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures should be read in conjunction with our condensed consolidated interim financial statements.